Aspen Declares Dividends on Preference Shares
HAMILTON, BERMUDA, August 28, 2026 – Aspen Insurance Holdings Limited (“Aspen,”) (NYSE: AHL), a wholly-owned, indirect subsidiary of Sompo International Holdings Ltd. and a member of the Sompo Holdings, Inc. group of companies, announced today that its Board of Directors has declared the following dividends on Aspen’s Preference Shares:
•Quarterly dividend of $0.3516 per share on its 5.625% Perpetual Non-Cumulative Preference Shares with a $25 liquidation preference per preference share (NYSE: AHL PRD);
•Quarterly dividend of $351.56 per share on its 5.625% Perpetual Non-Cumulative Preference Shares with a $25,000 liquidation preference per preference share, represented by depositary shares, each depositary share representing a 1/1,000th interest in a preference share, with a $25 liquidation preference per depositary share (NYSE: AHL PRE), with holders of such depository shares to receive $0.35156 per depositary share; and
•Dividend of $437.50 per share on its 7.00% Perpetual Non-Cumulative Preference Shares with a $25,000 liquidation preference per preference share, represented by depositary shares, each depositary share representing a 1/1,000th interest in a preference share, with a $25 liquidation preference per depositary share (NYSE: AHL PRF), with holders of such depository shares to receive $0.4375 per depositary share.
The above dividends will be payable on October 1, 2026 to holders of record as of the close of business on September 15, 2026. Amounts in this press release are presented in U.S. dollars.
Cautionary Statement Regarding Forward-Looking Statements:
This communication or any other written or oral statements made by or on behalf of Aspen may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. The forward-looking statements in this report are subject to numerous risks, uncertainties, estimates and assumptions. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in “Part I-Item 3.D.-Risk Factors” in Aspen’s Annual Report on Form 20-F for the year ended December 31, 2025 and in any subsequent reports on Form 6-K (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements).
About Sompo
We are Sompo, a global provider of commercial and consumer property, casualty, and specialty insurance and reinsurance. Building on the 138 years of innovation of our parent company, Sompo Holdings, Inc., Sompo employs approximately 10,000 people around the world who use their in-depth knowledge and expertise to help simplify and resolve your complex challenges. Because when you choose Sompo, you choose The Ease of Expertise™.
“Sompo” refers to the brand under which Sompo International Holdings Ltd., a Bermuda-based holding company, together with its consolidated subsidiaries, operates its global property and casualty (re)insurance businesses. Sompo International Holdings Ltd. is an indirect wholly-owned subsidiary of Sompo Holdings, Inc., one of the leading property and casualty groups in the world with excellent financial strength as evidenced by ratings of A+ (Superior) from A.M. Best (XV size category) and A+ (Strong) from Standard & Poor’s. Shares of Sompo Holdings, Inc. are listed on the Tokyo Stock Exchange.
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*Sompo UK’s insurance and reinsurance business is underwritten by Endurance Worldwide Insurance Limited and any risks located in the European Economic Area are underwritten by SI Insurance (Europe), SA. Both companies are indirect wholly owned subsidiaries of Sompo International Holdings Ltd. Please visit sompo-intl.com to view the full status disclosure.
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